UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March, 2019

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

EXPLANATORY NOTE

Ultrapar Participações S.A. re-filed Exhibit V of the Shareholders’ Meeting Manual filed on March 12th, 2019 in order to improve the information about the candidates’ professional experiences.

ULTRAPAR HOLDINGS INC.

ITEM

1.	Shareholders’ Meeting Manual – Exhibit V – Items 12.5 to 12.10 of the Reference Form

EXHIBIT V—ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM

12.	Annual General Shareholders’ Meeting and Management

12.5.	Information about the candidates for the Board of Directors and the Fiscal Council indicated or supported by the management

Board of Directors

Name	Date of birth	Profession	CPF/ME	Elective position to be held	Expected election and investiture date	Term of office	Other positions held in the issuer	Was elected by the controller	Consecutive terms
Alexandre Gonçalves Silva	03/06/1945	Engineer	022.153.817-87	Board of Directors (Effective—independent)	04/10/2019	Until 2021 AGM	Indicated in the table below	No	3
Jorge Marques de Toledo Camargo	04/28/1954	Geologist	114.400.151-04	Board of Directors (Effective—Independent)	04/10/2019	Until 2021 AGM	—	No	3
José Maurício Pereira Coelho	08/04/1966	Accountant	853.535.907-91	Board of Directors (Effective—Independent)	04/10/2019	Until 2021 AGM	—	No	3
Lucio de Castro Andrade Filho	04/01/1945	Engineer	061.094.708-72	Board of Directors (Effective)	04/10/2019	Until 2021 AGM	Indicated in the table below	No	19
Nildemar Secches	11/24/1948	Engineer	589.461.528-34	Board of Directors (Effective—Independent)	04/10/2019	Until 2021 AGM	Indicated in the table below	No	14
Flavia Buarque de Almeida	08/04/1967	Business Executive	149.008.838-59	Board of Directors (Effective—Independent)	04/10/2019	Until 2021 AGM	—	No	0
Joaquim Pedro Monteiro de Carvalho Collor de Mello	08/01/1978	Business Executive	085.081.467-79	Board of Directors (Effective—Independent)	04/10/2019	Until 2021 AGM	—	No	0
Pedro Wongtschowski	04/24/1946	Engineer	385.585.058-53	Board of Directors (Effective)	04/10/2019	Until 2021 AGM	Indicated in the table below	No	4
José Galló	09/11/1951	Business Executive	032.767.670-15	Board of Directors (Effective—Independent)	04/10/2019	Until 2021 AGM	—	No	0
Ana Paula Vescovi Vitali Janes	04/08/1969	Economist	862.654.587-87	Board of Directors (Effective—Independent)	04/10/2019	Until 2021 AGM	—	No	0

Fiscal Council

Name	Date of birth	Profession	CPF/ME	Elective position to be held	Expected election and investiture date	Term of office	Other positions held in the issuer	Was elected by the controller Parte inferior do formulário	Consecutive terms
Marcelo Amaral Moraes	07/10/1967	Economist	929.390.077-72	Member of Fiscal Council (Effective)	04/10/2019	Until 2020 AGM	—	No	0
Márcio Augustus Ribeiro	12/27/1954	Engineer	006.211.088-80	Member of Fiscal Council (Effective)	04/10/2019	Until 2020 AGM	—	No	12
Geraldo Toffanello	10/12/1950	Accountant	075.257.060-72	Member of Fiscal Council (Effective)	04/10/2019	Until 2020 AGM	—	No	2
Pedro Ozires Predeus	05/04/1944	Accountant	005.474.508-00	Member of Fiscal Council (Alternate)	04/10/2019	Until 2020 AGM	—	No	14
William Bezerra Cavalcanti Filho	10/26/1956	Economist	530.627.607-53	Member of Fiscal Council (Alternate)	04/10/2019	Until 2020 AGM	—	No	1
Paulo Cesar Pascotini	07/20/1959	Accountant	246.904.300-04	Member of Fiscal Council (Alternate)	04/10/2019	Until 2020 AGM	—	No	5

All members now appointed to the Fiscal Council are considered independent members, pursuant to article 162 and paragraphs of the Brazilian Corporate Law.

i.	Main professional experience over the last 5 years

Board of Directors

Alexandre Gonçalves Silva

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	• Member of the Board of Directors (2015 – current) • Member of the People and Organization Committee (2015 – current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk.	Yes
Embraer S.A.	• Chairman of the Board of Directors (2011 – current) • Member of the Strategy Committee (2011 – current)	Publicly traded company manufacturing of aircrafts industry.	No
Votorantim Cimentos S.A.	• Member of the Board of Directors (2016 – current)	Company in the cement manufacturing industry	No
Companhia Nitro Química Brasileira S.A.	• Member of the Board of Directors (2012 – current)	Company in the manufacturing nitrocellulose industry.	No
Rio Galeão	• Member of the Board of Directors (2019 – current)	Operation and maintenance of Tom Jobim Airport.	No
Fibria Celulose S.A.	• Member of the Board of Directors (2009 – 2019)	Company in the pulp and paper industry.	No
Tecsis – Tecnologia e Sistemas Avançados S.A.	• Member of the Board of Directors (2013 – 2016)	Company engaged in the production of blades for wind energy generation.	No

Jorge Marques de Toledo Camargo

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	• Member of the Board of Directors (2015 – current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk	Yes
Prumo Logística S.A.	• Member of the Board of Directors and of the Strategy Committee (2014 – current)	Logistics infrastructure company	No
Odebrecht S.A.	• Member of the Board of Directors (2018 – current)	Company engaged in logistic segment	No
Instituto Brasileiro de Petróleo, Gás e Biocombustíveis – IBP	• President (2015 – 2018) • Member of the Board of Directors (2010 – current)	Organization to promote the oil industry	No
CEBRI – Centro Brasileiro de Relações Internacionais	Member of the Board of Trustees (2018 – current)	Brazilian international relation think tank	No
Nexans Brasil S.A.	• Member of the Strategic Board (2014 – current)	Electric appliances manufacturer	No
McKinsey & Comp, Inc. Brasil	• Senior Consultant (2012 – current)	Consulting company	No
Mills Estruturas e Serviços de Engenharia S.A.	• Member of the Board of Directors (2011 – 2017)	Brazilian specialized engineering services company	No
Karoon Petróleo e Gás S.A.	• Consultant to the Board of Directors (2011 – 2016)	Company engaged in the exploration and production of oil and gas, focused in South America	No
Statoil do Brasil Ltda.	• Senior Consultant (2010 – 2014)	Company engaged in the exploration and production of oil and gas	No
Energy Ventures	• Member of the Advisory Board and Managing Partner (2010 – 2015)	Venture capital fund focused on investments in new technologies for the oil industry	No

José Maurício Pereira Coelho

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	• Member of the Board of Directors (2015 – current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk	Yes
Banco do Brasil S.A.	• Executive Vice President of Financial Management and Investor Relations (2015 – 2017) • Chief Financial Officer (2012 – 2015) • Capital Markets Officer (2009 – 2012)	Financial institution	No
BB Seguridade Participações S.A.	• Chief Executive Officer (2017 – 2018) • Member of the Board of Directors (2015 – 2018)	Financial institution	No
Previ – Caixa de Previdência dos Funcionários do Banco do Brasil	• Chief Executive Officer (2018 – current)	Management Fund	No
Celpe – Companhia Energética de Pernambuco (Grupo Neoenergia)	• Member of the Board of Directors (2009 – 2014)	Public utility company in Pernambuco	No
ABRAPP – Associação Brasileira das Entidades Fechadas de Previdência Complementar	• Member of the Advisory Board (2018 – current)	Representative of Private Closed Pension Funds Entities	No
IRB – Instituto Brasileiro de Resseguros	• Member of the Board of Directors (2017 – current)	Reinsurance	No
BB Securities LLC, NY	• Member of the Board of Directors (2012 – 2015)	Financial institution	No
BB Securities Limited, London	• Member of the Board of Directors (2012 – 2015)	Financial institution	No
Banco do Brasil Aktiengesellschaft (BB AG), in Austria	• Member of the Board of Directors (2012 – 2015)	Financial institution	No
BB Securities Asia Pte. Ltda., in Singapure	• Member of the Board of Directors (2012 – 2015)	Financial institution	No
Cielo S.A.	• Member of the Board of Directors (2012 – current)	Merchant acquiring and payment processing company in Latin America	No
Cosern – Companhia de Energia do Rio Grande do Norte (Grupo Neoenergia)	• Member of the Board of Directors (2009 – 2014)	Public utility company in Rio Grande do Norte	No
Coelba – Companhia de Eletricidade do Estado da Bahia (Grupo Neoenergia)	• Member of the Board of Directors (2009 – 2014)	Public utility company in Bahia	No
Confederação Nacional das Empresas de Seguros Gerais	• Board Member (2017 – 2018)	Association representing companies involved in General Insurance Industry	No
Mapfre BB SH2 Participações S.A.	• Member of the Board of Directors (2017 – 2018)	Insurance Segment	No
Mapfre BB SH1 Participações S.A.	• Member of the Board of Directors (2017 – 2018)	Insurance Segment	No
Brasilprev Seguros e Previdência S.A.	• Member of the Board of Directors (2017 – 2018)	Insurance and Pension Segment	No

Lucio de Castro Andrade Filho

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	• Vice-chairman of the Board of Directors (1998 – current) • Member of the People and Organization Committee (2017 – current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk	Yes
Ultra S.A. Participações	• Officer (1982 – current) • Member of the Board of Directors (1982 – 2018)	Holding that owns 22% of Ultrapar’s capital	Yes

Nildemar Secches

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	• Member of the Board of Directors (2002 – current) • Member of the People and Organization Committee (2011 – current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk	Yes
Itaú Unibanco Holding S.A.	• Member of the Board of Directors (2012 – 2017)	Financial institution	No
Weg S.A.	• Member of the Board of Directors (1997 – current)	Manufacturing and trading of engines, electrical equipment and coatings	No
Suzano Papel e Celulose S.A.	• Member of the Board of Directors (2008 – current)	Cellulose and paper industry	No
Grupo Iochpe-Maxion	• Member of the Board of Directors (2004 – current)	Industrial holding	No

Pedro Wongtschowski

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	• Chairman of the Board of Directors (2018 – current) • Member of the Board of Directors (2013 – current) • Member of the People and Organization Committee (2015 – current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk	Yes
Ultra S.A. Participações	• Officer (current) • Member of the Board of Directors (until 2018)	Holding that owns 22% of Ultrapar’s capital	Yes
Embraer S.A.	• Member of the Board of Directors (2015 – current)	Publicly traded company engaged in the manufacturing of aircrafts	No
Votorantim S.A.	• Member of the Board of Directors (2017 – current)	Investment Portfolio Manager	No
CTC – Centro de Tecnologia Canavieira	• Member of the Board of Directors (2015 – current)	World’s main center for the development and integration of disruptive technologies of the sugar-energy industry	No
Fundação de Amparo à Pesquisa do Estado de São Paulo – FAPESP	• Member of Board of Trustees (2015 – current)	São Paulo development agency promoting scientific and technological research	No
EMBRAPII – Empresa Brasileira de Pesquisa e Inovação Industrial	• Chairman of the Board of Directors (2013 – current)	Organization to promote and foster the implementation of research, development and innovation projects in the industrial sector through the cooperation with technological research institutions, under the signing of a contract with the Ministry of Science, Technology and Innovation as a supervisory body, and with the Ministry of Education	No
ANPEI – Associação Nacional de Pesquisa e Desenvolvimento das Empresas Inovadoras	• Chairman of the Board of Trustees (2013 – current)	Entity representing innovative companies in Brazil	No
IEDI – Instituto de Estudos para o Desenvolvimento Industrial	• Chairman (2015 – current)	Private institute for studies on the national industry and development	No
CNC – Conselho Nacional de Ciência e Tecnologia da Presidência da República do Brasil	• Member of the Board (2017 – current)	Advisory body to the President of Brazil for the formulation, implementation and evaluation of the National Science, Technology and Innovation Policy	No
FEBRABAN – Federação Brasileira dos Bancos	• Member of the Advisory Board (2018 – current)	Contributes to economic, social and sustainable development of Brazil	No

Flavia Buarque de Almeida

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Península Capital S.A.	• Managing Partner (2013 – current)	Company specialized in investments	No
O3 Gestão de Recursos Ltda.	• Executive Officer (current)	Company specialized in investments	No
BRF S.A.	• Member of the Board of Directors (current)	Company in the food industry	No
Groupe Carrefour S.A.	• Member of the Board of Directors (current)	Company in the retail industry	No
W2W E-Commerce de Vinhos S.A.	• Member of the Board of Directors (current)	Company in the retail industry	No
GAEC Educação S.A.	• Member of the Board of Directors (current)	Company in the education industry	No
Lojas Renner S.A.	• Member of the Board of Directors (2011 – 2016)	Company in the retail industry	No
FB&RL Holding de Participação Ltda.	Partner (current)	Company specialized in investments	No

Joaquim Pedro Monteiro de Carvalho Collor de Mello

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Monteiro Aranha S.A.	• Investor Relations Officer and Alternate Member of the Board of Directors (current)	Participation in other companies	No
Klabin S.A.	• Member of the Board of Directors (current)	Company engaged in industrial and commercial exploitation	No
Gestora de Recursos Charles River	• Executive Officer and Member of the Board of Directors (current)	Management Resources	No
Organização Arnon de Mello	• Executive Officer	Media Conglomerate	No

José Galló

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Lojas Renner S.A.	• Chief Executive Officer (1999 – current) • Member of the Board of Directors (1998 – current)	Company in the retail segment	No
Localiza Rent a Car S.A.	• Member of the Board of Directors (current)	Company in the rent a car and fleet management segment	No
Itaú Unibanco Holding S.A.	• Member of the Board of Directors (current)	Financial Institution	No
Instituto do Desenvolvimento do Varejo	• Member of the Board of Directors (current)	Association engaged in the development of the retail segment	No
Câmara de Dirigentes Lojistas de Porto Alegre	• Vice Chairman (current)	Association engaged in the development of the retail market of Porto Alegre	No
Endeavor Brasil	• Representative to Rio Grande do Sul (current)	Non-Profit Organization	No
SLC Agrícola S.A.	• Member of the Board of Directors (2007 – 2016)	Agriculture commodities	No

Ana Paula Vitali Janes Vescovi

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Caixa Econômica Federal	• Chairman of the Board of Directors (2017 – 2019)	Financial institution	No
Federative Republic of Brazil	• Executive secretary of the Finance Ministry (2018)	Executive Branch of Brazil	No
Federative Republic of Brazil	• Secretary of the National Treasury (2016)	Executive Branch of Brazil	No
Centrais Elétricas Brasileiras – Eletrobrás	• Member of the Board of Directors (2016 – 2017)	Electric Energy	No
IRB – Instituto Brasileiro de Resseguros	• Member of the Board of Directors (2016 – 2017)	Reinsurance	No

Fiscal Council

Effective members

Marcelo Amaral Moraes

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Vale S.A.	• President of the Fiscal Council (2004 – current)	Company in the mining industry	No
CPFL Energia S.A.	• Member of the Fiscal Council (2017 – current)	Company engaged on electric energy production	No
Linx S.A.	• Member of the Fiscal Council (2018 – current)	Company in the software and retail management industry	No
Gol Linhas Aéreas Inteligentes S.A.	• President of the Fiscal Council (2018 – current)	Company in the aviation segment	No
Odebrecht Previdência	• Observing Member of the Risk and Investment Committee (2018 – current)	Entity of Complementary Pension	No
Aceco TI S.A.	• President of the Fiscal Council (2016 – 2018)	Company in the data centers industry	No
Eternit S.A.	• Member of the Board of Directors (2016 – 2018)	Company in the roofing industry	No
Capital Dynamics	• Executive Officer (2012 – 2015)	Private Asset Management Company	No

Geraldo Toffanello

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	• Member of the Fiscal Council (2017 – current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk	Yes
Gerdau S.A.	• Accounting Officer (1998 – 2012) • Accounting process owner (1998 – 2012) • Member of the Fiscal Council (2015 – current)	Steel industry	No
Metalúrgica Gerdau S.A.	• Member of the Fiscal Council (2014 – current)	Steel industry	No
Dimed S.A. Distribuidora de Medicamentos	• Member of the Fiscal Council (2013 – 2015)	Publicly listed company dedicated to retail pharmacy	No
Puras FO	• Member of the Board of Directors (2013 – 2015)	Office dedicated to the management of investments and assets	No
Luzes do Mundo Ltda.	• Founder	Company focused on lighting products – decorative and technical, representing renowned international brands	No

William Bezerra Cavalcanti Filho

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	• Member of the Fiscal Council (2018 – current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk	Yes
QGEP – Queiroz Galvão – Exploração e Produção S.A.	• Alternate Member of the Fiscal Council (2014 – current)	Company engaged in the exploration and production of oil and gas	No
CPFL Energia S.A.	• President of the Fiscal Council (2013 – current)	Company engaged in the electric energy sector	No
General Shopping S.A.	• Member of the Fiscal Council (2014 – current)	Company engaged in management, planning and trading of shopping centers	No
Log-In S.A.	• Member of the Fiscal Council (2014 – current)	Development and business management for business benefits card	No
Norte Energia S.A.	• Alternate member of the Fiscal Council (2018 – current)	Company engaged in the electric energy segment	No

Alternative members

Márcio Augustus Ribeiro

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	• Alternate member of the Fiscal Council (2007 – current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk	Yes

Paulo Cesar Pascotini

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	• Alternate member of the Fiscal Council (2014 – current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk.	Yes
Instituto Brasileiro de Governança Corporativa	• Member of the Board of Directors (2018)	Development of Corporate Governance in Brazil.	No
Instituto Brasileiro de Governança Corporativa	• Member of the Fiscal Council (2018)	Development of Corporate Governance in Brazil.	No
Banco do Brasil S.A.	• Executive Manager (2009 – 2012)	Financial institution	No

Pedro Ozires Predeus

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	• Alternate member of the Fiscal Council (2005 – current)	Holding engaged in specialized distribution and retail, specialty chemicals and storage for liquid bulk	Yes
Grupo Iochpe-Maxion	• Member of the Audit Committee (2005 – 2013)	Industrial holding	No
PriceWaterhouseCoopers (PWC)	• Retired partner (2004)	Audit	No
Associação Brasileira das Companhias Abertas – ABRASCA	• ABRASCA Award Reviewer Best Annual Report – 4th year – since 2014	Non-profit association for the defense of publicly held companies	No
Alma Clínica de Doenças Nervosas S/S Ltda.	• Administrative and Finance Officer (2013 – current)	Family owned medical clinic	No

ii.	All management positions currently held in other companies or Third Sector organizations

Board of Directors

Alexandre Gonçalves Silva

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
American Chamber of Commerce for Brazil (AMCHAM)	• Counselor (2003 – current)	Commercial Association	No

Lucio de Castro Andrade Filho

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Associação Arte Despertar	• Member of the Consultative Council (2005 – currrent)	Education	No

Flavia Buarque de Almeida

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Instituto Península	• Board member	Education nonprofit organization	No
DRCLAS Brasil – David Rockefeller Center of Latin American Studies	• Board member	Education nonprofit organization	No
LAVCA – Association for Private Capital Investment in Latin America	• Board member	Nonprofit organization	No

Fiscal Council

Geraldo Toffanello

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
ONG Parceiros Voluntários	• Vice-Chairman	NGO dedicated to the qualification of people and institutions, through social technologies and volunteering	No
Casa Menino Jesus de Praga	• Member of the Board of Directors	Institution to support the needy children with multiple disabilities	No

n.	Events occurred over the last 5 years, related to:

i.	any criminal sentence

ii.	any judgment in administrative proceeding by CVM and the penalties applied

iii.	any final and unappealable judgment, at legal or administrative level, which has suspended or disqualified the candidate in connection with the performance of any professional or business activity

The Members of the Board of Directors and Fiscal Council informed the Company that there were no criminal conviction in CVM administrative proceeding or any other legal or administrative conviction that has suspended their ability or unqualified them to perform any professional or business activity.

12.6.	Percentage of participation in meetings held in the last term

Board of Directors

Effective member	Number of meetings held by the Board of Directors from May/17 to March/19	% of participation of the effective member in the meetings
Alexandre Gonçalves Silva	21	87,5%
Jorge Marques de Toledo Camargo	24	100%
José Maurício Pereira Coelho	24	100%
Lucio de Castro Andrade Filho	23	95,83%
Nildemar Secches	22	91,66%
Pedro Wongtschowski	24	100%

Mr. Joaquim Pedro Monteiro de Carvalho Collor de Mello, Mr. José Galló, Mrs. Ana Paula Vitali Janes Vescovi and Mrs. Flávia Buarque de Almeida were no longer effective members of the Board of Directors during the mentioned period.

Fiscal Council

Effective member	Number of meetings held by the Board of Directors from April/18 to March/19	% of participation of the effective member in the meetings
Geraldo Toffanello	14	100%
William Bezerra Cavalcanti Filho	14	100%

Mr. Marcelo Amaral Moraes was not an effective member of the Fiscal Council during the mentioned period.

12.7.

Information about the members of statutory committees, the audit committee, the risk committee, the finance committee and the compensation committee, even if such committees or structures are not established by the Bylaws

Mr. Pedro Wongtschowski, Alexandre Gonçalves Silva, Lucio de Castro Andrade Filho e Nildemar Secches effective Members of the Company’s Board of Directors and candidates for re-election to their positions currently compose the People and Compensation Committee. Considering that they also serve as members of the Board of Directors, information on such members is already described in items 12.5 and 12.6.

The other candidates appointed for the Board of Directors hold no position in any other body or committee of the Company or its subsidiaries.

12.8.

Percentage of participation of the members of statutory committees, the audit committee, the risk committee, the finance committee and the compensation committee, in the meetings held by the respective body in the same period, which occurred after tenure in office

People and Organization Committee

Effective member	Number of meetings held by the People and Organization Committee from May/17 e March/19	% of participation of the effective member in the meetings
Pedro Wongtschowski	14	100%
Alexandre Gonçalves Silva	10	100%
Lucio de Castro Andrade Filho	14	90,9%
Nildemar Secches	14	100%

12.9.	Material relationship, stable union or family relationship up to the second degree between:

a.	the Company’s officers and directors:

None.

b.	(i) the Company’s officers and directors and (ii) the officers and directors of any of the Company’s subsidiaries, whether direct or indirect

None.

c.	(i) the Company’s or its subsidiaries’ officers and directors, whether direct or indirect and (ii) the Company’s direct or indirect controlling shareholders

Not applicable.

d.	(i) the Company’s officers and directors and (ii) the officers and directors of any of the Company’s controlling shareholders, whether direct or indirect

None.

12.10.	Subordination, service rendering or control relationships kept, over the last 3 fiscal years, between the Company’s management and:

a.	any of the Company’s direct or indirect subsidiaries, except those in which the issuer holds, directly or indirectly, the entire share capital

None.

b.	any of the Company’s direct or indirect controlling shareholders

None.

c.	if material, any supplier, customer, debtor or creditor of the Company, its subsidiary or controlling shareholders or the subsidiaries of any of the foregoing

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2019

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Shareholders’ Meeting Manual – Exhibit V – Items 12.5 to 12.10 of the Reference Form)